Exhibit 99.1

Note 1
140,000 shares were sold pursuant to a variable forward purchase contract ("Variable Forward") between the reporting person on one side and Deutsche Bank Securities, Inc. and Deutsche Bank AG (together "DB") on the other.
The Variable Forward documents a transaction that will result in an upfront payment to the reporting person against a future obligation for him to deliver shares or cash with the share prices determined as set forth below. Under the terms of the Variable Forward, the reporting person's upfront payment will equal 83.7% of the proceeds of the sales made under the Variable Forward. At maturity of the instrument (approx. one year), the reporting person will deliver to DB either Issuer common shares or an equivalent cash amount as discussed below.

With respect to each variable sale transaction reported on this Form 4, if at the maturity date or an earlier termination ("Maturity"), the price of the issuer's Common Shares is less than the sales price indicated for a particular sale (hereafter, the "Threshold Price") the reporting person will be required to pay DB at Maturity an amount equal to the then current market value for each share sold at that Threshold Price. If at Maturity the price of a share of the issuer's stock is equal to or greater than the applicable Threshold Price (up to 120% of the Threshold Price), the reporting person is required to deliver the Threshold Price for each share sold at that Threshold Price (i.e., reporting person retains upside in the shares up to 120% of the Threshold Price). If the share price at Maturity exceeds 120% of the relevant Threshold Price, then the reporting person must deliver the Threshold Price plus all amounts by which the share price exceeds 120% of the shares initially sold at that Threshold Price (i.e., DB would receive all upside above 120% of the Threshold Price). The reporting person may at his option deliver cash or shares with an equivalent value at Maturity in order satisfy his obligation under the Variable Forward. The applicable Threshold Prices are: (i) $18.0685 for the 90,000 share tranche and (ii) $17.4363 for the 50,000 share tranche.

The Variable Forward provides, inter alia, for the reporting person to retain all voting rights (and certain dividend rights) in respect of the shares subject to the Variable Forward unless and until he delivers them to DB at Maturity. If the Variable Forward is cash settled upon Maturity, the reporting person will retain the shares subject to the Variable Forward.

Note 2
The reporting person disposed of 420,000 shares pursuant to a block sale as disclosed in Table 1 and entered into the Variable Forward discussed in
Note 1 above with respect to 140,000 shares for the sole purpose of generating cash to reduce the balance outstanding on a personal demand loan to the level required by DB.

Note 3
Mr. Robinson is the beneficial owner of 4,797,948 shares of Common Stock, which includes 601,967 shares held directly and: (A) 890,904 shares of Common Stock, which are receivable upon conversion of 890,904 shares of Class A Stock, par value
$.01 per share, owned by Richard Robinson; and (B) 490,000 shares of Common Stock subject to two variable forward agreements. Also includes shares owned by
(C) the Trust under the Will of Maurice R. Robinson (the
"Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share; and (D) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 350,000 shares of Common Stock and
(ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson is one of six trustees of the Maurice R. Robinson Trust, and one of two trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the two trusts,respectively. The shares of Class A Stock are convertible into shares of Common Stock,at any time at the option of the holder thereof, on a share-for-share basis. Also includes (E) 7,594 shares of Common Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons, (F) 4,883 shares of Common Stock with respect to which Mr. Robinson had voting rights at May 31,2008 under the Scholastic 401(k) Savings and Retirement Plan, and
(G) 4,212 shares owned directly by his minor children.